VIRAGE LOGIC CORPORATION

47100 Bayside Parkway

Freemont, California 94538

(510) 360-8000

September 2, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virage Logic Corporation
Registration Statement on Form S-3
File No. 333-162816

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Virage Logic Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3, File No. 333-162816, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement is being withdrawn in anticipation of the Company’s merger with and into Synopsys, Inc. No securities were sold in connection with the offering described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (510) 360-8099 and to Steve Gillette of Jones Day, our counsel, at (650) 739-3900 (or, after September 2, 2010, to Horace Nash of Fenwick & West LLP at (650) 938-5200).

If you have any questions with respect to this matter, please contact Steve Gillette at (650) 739-3939 (or, after September 2, 2010, Horace Nash at (650) 988-8500).

Very truly yours, Virage Logic Corporation

By:	/s/ Brian Sereda
Brian Sereda Chief Financial Officer

c:	Mary Beth Breslin, Division of Corporation Finance
Tom Jones, Division of Corporation Finance